SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
FORM 12b-25
Commission File Number  000-22372
NOTIFICATION OF LATE FILING
(Check One):
[   ]Form 10-K  [	]Form 11-K	 [		]	Form 20-F	[X]	Form 10-Q	[		]	Form N-SAR
For Period Ended: September 30, 2000
[]	Transition Report on Form 10-K	[]	   Transition Report on Form 10-Q
[]	Transition Report on Form 20-F	[]   	Transition Report on Form N-SAR
[]	Transition Report on Form 11-K
For the Transition Period Ended:
Read attached instruction sheet before preparing form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I.  REGISTRANT INFORMATION
Full name of registrant: Grand Toys International, Inc.
Former name if applicable:

Address of principal executive office (Street and number):	1710 Route
Transcanadienne
City, State and Zip Code: Dorval, Quebec, Canada H9P 1H7

PART II.  RULE 12b-25 (b) and (c)
If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)
      (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	[X]		(b)	The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
          or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
			   (c)The accountant's statement or other exhibit required by Rule 12b-25(c)
         has been attached if applicable.

PART III.  NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)
Registrant represents that the Form 10-Q for the quarter ended September 30, 2000 could not be filed on a timely basis because of the unavailability of financial information concerning the Registrant and therefore, the Registrant was unable to compile financial statements for the quarter ended September 30, 2000 within the prescribed time period without unreasonable effort and expense.

PART IV.  OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this
 notification	Ken Cieply	(514) 685-2180, ext. 227
	(Name)	(Area code)	(Telephone number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
	[X]	Yes	[		]	No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	[X]	Yes	[		]	No
Grand Toys anticipates a net loss of $3,578,979 for the third quarter of 2000 compared to net earnings of $679,806 for the same period last year.  This decrease in earning was primarily due to the unusual charge of $2,914,783 consisting of prepaid and intangible write-offs and a decrease in sale and the reduced margins on those sales during the period.
Grand Toys anticipates a net loss of $5,883,701 for the nine months of 2000 compared to net earnings of $1,158,443 for the same period last year.  This decrease in earnings was primarily due to the unusual charge of $3,178,783 and a decrease in sales and the reduced margins on those sales during the period.

	Grand Toys International, Inc.
	(Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: 	November 14, 2000		By:  /s/Stephen Altro
	Name:	Stephen Altro
	Title:	President and Chairman